Exhibit (a)(3)

                                  MARIMBA, INC.

                AMENDED OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS
          TO PURCHASE COMMON STOCK UNDER ELIGIBLE OPTION PLANS HAVING
                 AN EXERCISE PRICE OF AT LEAST $7.50 PER SHARE

                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
   AT 5:00 P.M., PACIFIC TIME, ON JULY 23, 2001 UNLESS THE OFFER IS EXTENDED.

Marimba, Inc. ("Marimba", "we", or "us") is offering to exchange all outstanding options to purchase shares of our common stock granted under Marimba, Inc.'s 1996 Stock Plan (the "1996 Plan"), 1999 Omnibus Equity Incentive Plan (the "1999 Plan") and 2000 Supplemental Stock Plan (the "2000 Plan" and collectively the "eligible option plans") having an exercise price of at least $7.50 (except as explained in the next sentence) ("Outstanding Options" and "Outstanding Option Shares" when referring to the shares underlying an Outstanding Option grant) for new options to purchase shares of our common stock that we will grant under an eligible option plan ("New Options" and "New Option Shares" when referring to the shares underlying a New Option grant). While this offer extends only to Outstanding Options having an exercise price of at least $7.50, options granted on or after January 23, 2001 and having an exercise price under $7.50 must also be exchanged if the option holder chooses to exchange Outstanding Options granted prior to January 23, 2001 at an exercise price of at least $7.50. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the accompanying letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of New Option Shares to be granted to each option holder will be determined by application of the following exchange ratios based on the exercise price of the respective Outstanding Option (collectively the "exchange ratios" or individually "exchange ratio"):

Original Exercise Price       Outstanding Option Shares       New Option Shares
       Per Share                   to be Exchanged              to be Received
-----------------------       -------------------------       -----------------

     $7.50-$19.99                        1.0                         1.0
     $20.00-$34.99                       1.5                         1.0
     $35.00 or more                      2.0                         1.0

We will grant the New Options on the date of the first meeting of the compensation committee of Marimba's board of directors held at least six months and one day after the date we cancel the Outstanding Options accepted for exchange (the "replacement grant date").

This offer is not conditioned upon a minimum number of options being elected for exchange. This offer is subject to conditions, which we describe in Section 6 of this offer.

If you elect to exchange any Outstanding Option(s) as described in the offer and if your offer is accepted, we will grant you New Option(s) under an eligible option plan. The exercise price of the New Option(s) will be equal to closing price of our common stock on The Nasdaq National Market as reported in the Wall Street Journal on the date of the New Option(s) grant (also the "replacement grant date"). The New Options will be "blacked out", and you will not be able to exercise them for three weeks following the replacement grant date to allow us to handle administrative matters relating to the New Option grants. The New Options will have other terms and conditions, including the vesting schedule, that are substantially the same as those of the canceled Outstanding Options.

ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM ELECTING TO EXCHANGE YOUR OUTSTANDING OPTIONS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO ELECT TO EXCHANGE YOUR OUTSTANDING OPTIONS.

Shares of our common stock are quoted on The Nasdaq National Market under the symbol "MRBA." On July 6, 2001, the last reported sale price of the common stock on The Nasdaq National Market was $2.05 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR OUTSTANDING OPTIONS.

YOU SHOULD DIRECT QUESTIONS ABOUT THIS OFFER OR REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO EXCHANGE OR THE LETTER OF TRANSMITTAL TO JULIE PHAN, MARIMBA STOCK ADMINISTRATION, BY EMAIL AT JPHAN@MARIMBA.COM, OR BY TELEPHONE AT (650) 930-5485.

                                    IMPORTANT



If you wish to elect to exchange your Outstanding Option(s), you must complete and sign the letter of transmittal in accordance with its instructions, and send it and any other required documents to us by fax at (650) 930-5605 or by post to Julie Phan, Marimba, Inc., 440 Clyde Avenue, Mountain View, CA 94043.

We are not making this offer to, nor will we accept any election to exchange Outstanding Options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any election to exchange options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM ELECTING TO EXCHANGE YOUR OUTSTANDING OPTION(S) PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE ACCOMPANYING LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                                TABLE OF CONTENTS


                                                                                                               Page

SUMMARY TERM SHEET................................................................................................1

INTRODUCTION......................................................................................................9

THE OFFER         ...............................................................................................11
         1.  Number Of Options; Expiration Date..................................................................11
         2.  Purpose Of The Offer................................................................................12
         3.  Procedures For Electing To Exchange Options.........................................................13
         4.  Withdrawal Rights...................................................................................14
         5.  Acceptance Of Options For Exchange And Issuance Of New Options......................................14
         6.  Conditions of the Offer.............................................................................15
         7.  Price Range Of Common Stock Underlying The Options..................................................18
         8.  Source And Amount Of Consideration; Terms Of New Options............................................18
         9.  Information Concerning Marimba......................................................................19
         10.  Interests Of Directors And Officers; Transactions And Arrangements
                 Concerning The Options..........................................................................22
         11.  Status Of Options Acquired By Us In The Offer; Accounting Consequences
                 Of The Offer....................................................................................23
         12.  Legal Matters; Regulatory Approvals................................................................24
         13.  Material Federal Income Tax Consequences...........................................................24
         14.  Extension Of Offer; Termination; Amendment.........................................................25
         15.  Fees And Expenses..................................................................................26
         16.  Additional Information.............................................................................26
         17.  Miscellaneous......................................................................................28

ATTACHMENT:  Letter of Transmittal

                               SUMMARY TERM SHEET



The following section answers some of the questions that you may have about this offer. However, it is only a summary, and you should read the remainder of this offer to exchange and the accompanying letter of transmittal carefully because the information in this summary is not complete and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included page references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

GENERAL QUESTIONS ABOUT THE PROGRAM

1.       What securities are we offering to exchange?

We are offering to exchange all stock options with an exercise price of at least $7.50, that are outstanding under Marimba, Inc.'s 1996 Stock Plan, 1999 Omnibus Equity Incentive Plan, and 2000 Supplemental Stock Plan (the eligible option plans) for new options under an eligible option plan. In addition, while this offer extends only to outstanding options having an exercise price of at least $7.50, outstanding options granted on or after January 23, 2001 and having an exercise price under $7.50 must also be exchanged if the option holder chooses to exchange outstanding options granted prior to January 23, 2001 at an exercise price of at least $7.50. (Page 9)

2.       Why are we making the offer to exchange?

We implemented the offer to exchange because a considerable number of employees have stock options, whether or not they are currently exercisable, that are priced significantly above our current and recent trading prices. We believe these options are unlikely to be exercised in the foreseeable future. This program is voluntary and will allow employees to choose whether to keep their outstanding options at their current exercise price, or to rescind those options in exchange for new options, based on the applicable exchange ratio, to be granted on the date of the first meeting of the compensation committee of the board of directors held at least six months and one day from the date we cancel the options accepted for exchange (the "replacement grant date"). By making this offer to exchange outstanding options for new options that will have an exercise price equal to the closing price of our common stock on The Nasdaq National Market as reported in the Wall Street Journal on the replacement grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees, and thereby help maximize stockholder value. (Page 12)

3.       Who is eligible?

Except for members of Marimba's board of directors and executive officers, any current employee of Marimba with an outstanding option under an eligible option plan having an exercise price of at least $7.50 per share is eligible.

4.       Will all the overseas employees be eligible to participate?

Except as noted above, all employees with an outstanding option having an exercise price of at least $7.50 per share under an eligible option plan are eligible. Special considerations may apply to employees located in the United Kingdom and India. In these countries, the application of local taxation rules may have an impact upon the re-grant. The Company is planning meetings with employees in these countries to discuss the local taxation rules. Employees in the United Kingdom should particularly note the required tax election described in answer to question 16 below.

5.       How does the exchange work?

The offer to exchange will require an employee to make a voluntary, irrevocable election by July 23, 2001 to cancel outstanding option(s) in exchange for a grant of new option(s), based on the applicable exchange ratio, to be issued on the replacement grant date and priced at the closing price per share on The Nasdaq National Market as reported in the Wall Street Journal on that date. In general, outstanding options granted with an exercise price of at least $7.50 are eligible. If you wish to participate by exchanging any of your eligible outstanding options granted prior to January 23, 2001, however, you must also exchange any outstanding options granted to you on or after January 23, 2001, even if the exercise price for the outstanding options granted on or after January 23, 2001 is below $7.50. The applicable exchange ratios, determined based on the exercise price of the respective outstanding option grant, are as follows:

Original Exercise Price      Outstanding Option Shares        New Option Shares
       Per Share                  to be Exchanged               to be Received
-----------------------      -------------------------        -----------------

      $7.50-$19.99                     1.0                           1.0
     $20.00-$34.99                     1.5                           1.0
     $35.00 or more                    2.0                           1.0

Except for the exercise price, black-out period and number of shares of common stock subject to the new options, such new options would have terms and conditions that are substantially the same as those of the canceled options. (Pages 13, 14).

6.       Can I have an example of an offer to exchange?

What follows is a representative example - your situation is likely to vary in significant respects.

         Assumptions:
         Your Hire Date:  November 24, 2000
         Your Outstanding Stock Option:  1,000 shares
         Your Outstanding Stock Option Price:  $20.00 per share
         Your Original Vesting Schedule: 250 shares vest November 24, 2001, then monthly thereafter.
         Hypothetical Stock Price on New Option Grant Date: On or about January 24, 2002: $10 per share

Using the above assumptions for the sake of illustrating the offer to exchange, we would cancel your outstanding option on July 23, 2001. On the replacement grant date, which would be on or after January 24, 2002, we would grant you a new option for 666 shares, based on the exchange ratio of 1.5 outstanding option shares for 1.0 new option share for your original exercise price of $20.00. Based on the purely hypothetical stock price of $10 per share, your new exercise price would be $10 per share. The new option will have the same vesting schedule as the canceled option. You will therefore be treated as having vested in 166 shares as of November 24, 2001 and will have begun your monthly vesting schedule as of November 25, 2001.

7.       What do I need to do to participate in the offer to exchange?

To participate, you must complete the letter of transmittal, sign it, and ensure that Marimba Stock Administration receives it no later than 5:00 p.m. Pacific Time on July 23, 2001. You can return your form either by fax to (650) 930-5605, or by mail to Julie Phan, Marimba, Inc., 440 Clyde Avenue, Mountain View, CA 94043, USA. (Page 13)

8.       Is this a repricing?

This is not a stock option repricing in the traditional sense. Under a traditional stock option repricing, an employee's current options would be immediately repriced and Marimba would have a variable accounting charge against earnings.

9. Why can't Marimba just reprice my options, as I have seen done at other companies?

In 1998, the Financial Accounting Standards Board adopted unfavorable accounting charge consequences for companies that reprice options. If we were to simply reprice options, our progress toward profitability would be in serious jeopardy, as we would be required to take a charge against earnings on any future appreciation of the repriced options.

10.      Why can't I just be granted additional options?

Because of the large number of underwater options currently outstanding at Marimba, a total re-grant of new options would have severe negative impact on our dilution, outstanding shares and earnings per share. Additionally, Marimba has a limited pool of options that it is allowed to grant per calendar year without stockholder approval, and we must therefore conserve our current available options for new hires and ongoing grants. (Page 12)

11.      Wouldn't it be easier to just quit Marimba and then get rehired?

This is not an available alternative because a rehire and resulting re-grant within six months of the option cancellation date would be treated the same as a repricing. Again, such a repricing would cause Marimba to incur a variable accounting charge against earnings. (Page 21)

12.      If I participate, what will happen to my outstanding options?

Outstanding options designated to be exchanged under this program will be canceled after 5:00 p.m. Pacific Time on July 23, 2001. (Pages 14, 15)

13.      What is the deadline to elect to exchange and how do I do so?

The deadline to participate in this program is 5 p.m. Pacific Time on July 23, 2001 unless we extend it. This means that Marimba Stock Administration must have your form in their hands before that time. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if it is extended, for how long. If we extend the offer, we will make an announcement of the extension no later than 6:00 a.m. Pacific Time on the next business day following the previously scheduled expiration of the offer period. If we extend the offer beyond that time, you must deliver these documents before the extended expiration of the offer.

We reserve the right to reject any or all options elected for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected outstanding options that are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly elected outstanding options promptly after the expiration of the offer. (Page 13)

14.      What will happen if I do not turn in my form by the deadline?

If you do not turn in your election form by the deadline, then you will not participate in the option exchange, and all outstanding options currently held by you will remain intact at their original price and original terms.
(Page 13)

15.      During what period of time may I withdraw previously elected options?

You may withdraw your outstanding options elected for exchange at any time before 5:00 p.m., Pacific Time, on July 23, 2001. If we extend the offer beyond that time, you may withdraw your outstanding options elected for exchange at any time until the extended expiration of the offer. To withdraw options elected for exchange, you must deliver to Marimba Stock Administration a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the outstanding options elected for exchange. Once you have withdrawn outstanding options, you may re-elect to exchange outstanding options only by again following the delivery procedures described above. (Page 14)

16. Am I eligible to receive future grants during the following six-month period if I participate in this exchange?

Because of the accounting limitations, participants in this program are ineligible for any additional stock option grants until after the replacement grant date. Please note that any stock option grants for employees participating in this program will be deferred until after that date. (Page 21)

17.      Is there any tax consequence to my participation in this exchange?

We know of no adverse tax consequence that will impact any employee in the United States with respect to options exchanged and re-granted under this program. If you exchange your outstanding options for new options, you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, you will not be required under current law to recognize income for federal income tax purposes. The grant of options is not recognized as taxable income. Again, special considerations apply to employees located in the United Kingdom and India. In these countries, the application of local taxation rules may have an impact upon the re-grant.

For employees in the United Kingdom, which has adopted new laws governing the exercise of stock options awarded after April 5, 1999, the grant of the new option will be subject to the execution of a joint election between you and Marimba or any subsidiary of Marimba to provide for the shifting of any Secondary Class 1 National Insurance Contribution liability in connection with the exercise, assignment, release or cancellation of the option from Marimba and/or any subsidiary to you. (This tax is currently set at 11.9% of the difference between the exercise price and the fair market value of the stock at the time of exercise.) By accepting the new option, to the extent allowable by applicable law, you will be consenting to and agreeing to satisfy any liability that Marimba and/or any subsidiary realizes with respect to Secondary Class 1 National Insurance Contribution payments required to be paid by Marimba and/or any subsidiary in connection with the exercise, assignment, release or cancellation of the option. In addition, if you accept the new option, you will be authorizing Marimba or the subsidiary to withhold any such Secondary Class 1 National Insurance Contributions from the payroll at any time or from the sale of a sufficient number of Shares upon exercise, assignment, release or cancellation of the option. In the alternative, you agree to make payment on demand for such contributions to Marimba or any subsidiary that will remit such contributions to the Inland Revenue. If additional consents and/or any elections are required to accomplish the foregoing shifting of liability, you agree to provide them promptly upon request. If you do not enter into the joint election described above at the same time that you accept the new option, or if the joint election is revoked at any time by the Inland Revenue, Marimba will have the right to cancel the new option without further liability.

We recommend that you consult with your own tax advisor to determine the tax consequences of electing to exchange options pursuant to the offer. (Page 22)

18.      How should I decide whether or not to participate?

We understand that this will be a challenging decision for many employees. The program does carry considerable risk, and there are no guarantees of our future stock performance. So, the decision to participate must be each individual employee's personal decision, and it will depend largely on each employee's assumptions about the future overall economic environment, the exercise price of the respective outstanding option, the performance of the overall market and companies in our sector, and our own business and stock price. (Page 11, 12)

19.      What do we and our board of directors think of the offer?

Although our board of directors has approved this offer, neither we nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your outstanding options. Our directors and executive officers are not eligible to participate in the offer. (Page 11, 12)

20. What if my employment at Marimba ends before the replacement grant date?

The letter of transmittal will not be revocable after 5:00 p.m. Pacific Time on July 23, 2001. If you leave Marimba or one of its subsidiaries voluntarily, involuntarily, or for any other reason, before this offer to exchange expires at 5:00 p.m. Pacific Time on July 23, 2001, this offer shall be automatically revoked. If you leave Marimba or one of its subsidiaries voluntarily, involuntarily, or for any other reason, between the date your outstanding options are canceled and before the replacement grant date, you will not have a right to any stock options that were previously canceled, and you will not have a right to the re-grant that would have been issued on the replacement grant date. THEREFORE, IF YOU ARE NOT AN EMPLOYEE OF MARIMBA OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU ELECT TO EXCHANGE OUTSTANDING OPTIONS THROUGH THE REPLACEMENT GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR OUTSTANDING OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OUTSTANDING OPTIONS ELECTED TO BE EXCHANGED IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE REPLACEMENT GRANT DATE. (Pages 14, 15)

21.      What are the conditions to the offer?

The offer is not conditioned upon a minimum number of options being elected for exchange. The offer is subject to a number of conditions, including the conditions described in Section 6.

SPECIFIC QUESTIONS ABOUT THE CANCELED OPTIONS

22.      Which options can be canceled?

If an employee elects to participate in this offer, all outstanding options granted under an eligible option plan to such employee on or after January 23, 2001 will be canceled. In addition, the employee can optionally elect to cancel one or more outstanding options with an exercise price of at least $7.50 per share granted under an eligible option plan prior to January 23, 2001. (Page 9)

23. Can I choose which options I want to cancel, if I have multiple options?

You may choose to cancel one or more outstanding options with an exercise price of at least $7.50 per share, if granted prior to January 23, 2001. Inclusion of such grants is entirely discretionary. However, if you wish to participate in this program, you are required to cancel all options granted to you on or after January 23, 2001. (Page 9)

24. If the exercise price of my options granted on or after January 23, 2001 is under $7.50, are these options still eligible for the exchange?

In the following limited circumstance, such options would be eligible for the exchange. If you choose to cancel outstanding options granted prior to January 23, 2001 at an exercise price of at least $7.50, and you also have outstanding options granted to you on or after January 23, 2001 at an exercise price under $7.50, the outstanding options granted to you after January 23, 2001 will also be canceled and new options issued pursuant to the option exchange. The exchange ratio for outstanding options granted to you after January 23, 2001, with an exercise price under $7.50, will be 1.0 outstanding option share for 1.0 new option share. (Page 9)

25. Why must my options granted on or after January 23, 2001 be canceled if I choose to cancel my options granted prior to January 23, 2001?

Outstanding options granted on or after January 23, 2001 were granted within the six-month period prior to the closing of this offer to exchange, and must be included if you choose to cancel any options granted prior to January 23, 2001 based on accounting rules. Failure to cancel options granted on or after January 23, 2001 would cause Marimba to incur a variable accounting charge against earnings.

26. Can I cancel the remaining portion of an option that I have already partially exercised?

Yes, any remaining unexercised, outstanding options can be canceled. The re-grant will only replace canceled, unexercised, outstanding options, and will be subject to the applicable exchange ratio based on the original exercise price.

27. Can I select one part of an option to cancel, or cancel an option only as to certain shares?

No, you cannot partially cancel an outstanding option.

28. If I choose to participate, what will happen to my options that will be canceled?

If you elect to participate in this program, then on July 23, 2001 after 5:00 p.m. Pacific Time, we will cancel all of your outstanding options that were granted on or after January 23, 2001, plus any others that you elected to cancel. You will thereafter not have a right to be granted further options until the replacement grant date, when your re-grant will be issued. (Pages 14, 15)

SPECIFIC QUESTIONS ABOUT THE REPLACEMENT OPTIONS

29.      What will be my new option share amount?

Employees who participate in this program will receive new option(s) on the replacement grant date. The number of shares of common stock subject to the new stock option(s) will be determined according to the following exchange ratios based on the exercise price of the respective outstanding option:

Original Exercise Price       Outstanding Option Shares        New Option Shares
       Per Share                   to be Exchanged               to be Received
-----------------------       -------------------------        -----------------

      $7.50-$19.99                       1.0                          1.0
     $20.00-$34.99                       1.5                          1.0
     $35.00 or more                      2.0                          1.0

Each new option will be granted under an eligible option plan. Each new option will have substantially the same terms and conditions as the respective canceled option, apart from its exercise price, the black-out period and the number of shares of common stock subject to the new options. (Pages 9, 14)

30.      What will be my new option exercise price?

The exercise price for the new options, which will be granted on the replacement grant date, will be the closing price of our common stock on The Nasdaq National Market as reported in the Wall Street Journal on that date. BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS. (Pages 9, 14)

31. What will my new option type be, incentive stock option or nonstatutory stock option?

The new options will be nonstatutory options. Nonstatutory stock options are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code. Under U.S. law, an option holder recognizes no taxable income upon the grant of a nonstatutory option. The option holder will, in general, recognize ordinary income in the year in which the option is exercised. The amount of ordinary income is equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. The optionee will be required to satisfy the tax withholding requirements applicable to such income. (Page 19)

32.      When will I receive my replacement options?

We will grant the new options on the replacement grant date. If we cancel options elected for exchange on July 23, 2001, the replacement grant date of the new options will be on or after January 24, 2002. Note that Marimba Stock Administration will require additional time to make the new shares available to you and to provide you with documentation of the grant, and thus the new options will be blacked-out for three weeks following the replacement grant date. (Pages 14, 15)

33. Why won't I receive my new option(s) immediately after the expiration date of the offer?

If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record such a compensation expense. (Page 21)

34. When will I receive my new option notice(s), and when will I be able to exercise?

To permit us to handle administrative matters related to the grant, new grants will be blacked out and you will not be able to exercise them for three weeks following the replacement grant date. We anticipate that your new option notice and agreement will be sent to you within three weeks after the replacement grant date. (Pages 9, 14, 15)

35.      What will be the vesting schedule of my new option(s)?

All new options granted in this program will have the same vesting terms as the respective canceled options. Therefore, no employee will lose nor gain vesting in the replacement option, but rather the new option(s) will vest on the same schedule as the corresponding prior option(s). (Page 18)

36.      What will be the terms and conditions of my new option?

Except for the exercise price, three-week black-out period and number of shares of common stock subject to the new options, the terms and conditions of your new option will be substantially the same as the canceled option(s). Additionally, all new options granted will be nonstatutory stock options. (Page 18)

37. What happens if Marimba is subject to a change-in-control before the new options are granted?

If we are a party to a change-in-control transaction before the new options are granted, we would most likely require the surviving corporation to inherit our obligation to grant the new options. The new options would still be granted on the replacement grant date, but they would be options to purchase the shares of the surviving corporation. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger.
(Pages 14, 15)

38.      After the re-grant, what happens if I again end up underwater?

We are conducting this offer only at this time, considering the unusual stock market conditions that have affected many companies throughout the country. This is therefore considered a one-time offer and is not expected to be offered again in the future. As your stock options are valid for ten years from the date of initial grant, subject to continued employment, the price of our common stock may appreciate over the long term even if your options are underwater for some period of time after the grant date of the new options. HOWEVER, WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE.

39.      What do I need to do to participate in the offer to exchange program?

To participate, you must complete the letter of transmittal, sign it, and ensure that Marimba Stock Administration receives it no later than 5 p.m. Pacific Time on July 23, 2001. You can return your form either by fax to (650) 930-5605, or by mail to Julie Phan, Marimba, Inc., 440 Clyde Avenue, Mountain View, CA 94043, USA. (Page 13)

                                  INTRODUCTION



Marimba,  Inc.  ("Marimba") is offering to exchange all  outstanding  options to purchase shares of our common stock with an exercise price of at least $7.50 (except as explained in the next sentence) granted under Marimba, Inc.'s 1996 Stock Plan (the "1996 Plan"), 1999 Omnibus Equity Incentive Plan (the "1999 Plan"), and 2000 Supplemental Stock Plan (the "2000 Plan" and collectively the "eligible option plans") ("Outstanding Options" and "Outstanding Option Shares" when referring to the shares underlying an Outstanding Option grant) for new options to purchase shares of our common stock that we will grant under an eligible option plan ("New Options" and "New Option Shares" when referring to the shares underlying a New Option grant). While this offer extends only to Outstanding Options having an exercise price of at least $7.50, options granted on or after January 23, 2001 and having an exercise price under $7.50 must also be exchanged if the option holder chooses to exchange Outstanding Options granted prior to January 23, 2001 at an exercise price of at least $7.50. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of New Option Shares to be granted to each option holder will be determined by application of the following exchange ratios based on the exercise price of the respective Outstanding Option (collectively the "exchange ratios" or individually "exchange ratio"):

Original Exercise Price       Outstanding Option Shares       New Option Shares
       Per Share                   to be Exchanged              to be Received
-----------------------       -------------------------       -----------------

      $7.50-$19.99                       1.0                         1.0
     $20.00-$34.99                       1.5                         1.0
     $35.00 or more                      2.0                         1.0

We will grant the New Options on the date of the first meeting of the compensation committee of the Marimba board of directors held at least six months and one day after the date we cancel the Outstanding Options accepted for exchange (the "replacement grant date").

This offer is not conditioned upon a minimum number of options being elected for exchange. This offer is subject to conditions, which we describe in Section 6 of this offer.

If you elect to exchange Outstanding Option(s) as described in the offer and if your offer is accepted, we will grant you New Option(s) under an eligible option. The exercise price of the New Option(s) will be equal to the closing price of our common stock on The Nasdaq National Market as reported in the Wall Street Journal on the replacement grant date. The New Options will be "blacked out", and you will not be able to exercise them, for three weeks following the replacement grant date, to let us handle administrative matters relating to the New Option grants. The New Options will have other terms and conditions that are substantially the same as those of the canceled options.

As of July 6, 2001, options to purchase a total of 6,177,092 shares of our common stock were issued and outstanding under the eligible option plans, and 2,646,908 of these option shares had an exercise price of at least $7.50 per share. Of these, options to purchase 2,120,158 shares were held by employees who are not executive officers or directors and are thus eligible to participate in this offer. Additionally, if individuals holding options granted on or after January 23, 2001 at an exercise price below $7.50 per share choose to exchange their Outstanding Options granted prior to January 23, 2001 at an exercise price of at least $7.50, an additional 75,000 shares may be exchanged in the offer. The total shares of common stock issuable upon exercise of the options we are offering to exchange represent approximately 9.1% of the total shares of our common stock outstanding as of June 30, 2001.

All Outstanding Options accepted by us pursuant to this offer will be canceled.

                                    THE OFFER



1.       NUMBER OF OPTIONS; EXPIRATION DATE.

Upon the terms and subject to the conditions of the offer, we will exchange for New Options to purchase common stock under an eligible option plan all eligible Outstanding Options that are properly elected for exchange and not validly withdrawn in accordance with section 4 before the "expiration date," as defined below. If your Outstanding Option(s) are properly elected for exchange and accepted for exchange, you will be entitled to receive New Option(s) to purchase the number of shares subject to the Outstanding Option(s) as adjusted by the applicable exchange ratio, and subject to further adjustments for any stock splits, stock dividends and similar events. The number of New Option Shares to be received will be determined according to the following exchange ratios based on the exercise price of the respective Outstanding Option:

Original Exercise Price       Outstanding Option Shares        New Option Shares
       Per Share                   to be Exchanged               to be Received
-----------------------       --------------------------       -----------------

      $7.50-$19.99                       1.0                          1.0
     $20.00-$34.99                       1.5                          1.0
     $35.00 or more                      2.0                          1.0

All New Options will be subject to the terms of the applicable Outstanding Option. IF YOU ARE NOT AN EMPLOYEE OF MARIMBA OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE DATE WE GRANT THE NEW
OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR ELECTED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR ELECTED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU ELECT TO EXCHANGE OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS.

Special considerations may apply to employees located in the United Kingdom and India, including the required tax election discussed in Section 13 below. In these countries, the application of local taxation rules may have an impact upon the re-grant. The Company is planning meetings with employees in these countries to discuss the local taxation rules.

The term "expiration date" means 5:00 p.m., Pacific Time, on July 23, 2001, unless we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate, and amend the offer.

If we decide to take any of the following actions, we will notify you of such action and extend the offer for a period of ten business days after the date of such notice:

(a) we increase or decrease the amount of consideration offered for the Outstanding Options; or

(b) we decrease the number of options eligible to be elected for exchange in the offer; or we increase the number of options eligible to be elected for exchange in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14.

For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

2.       PURPOSE OF THE OFFER.

We issued the Outstanding Options under the eligible option plans to provide our employees an opportunity to acquire or increase a proprietary interest in Marimba, thereby creating a stronger incentive to expend maximum effort for our growth and success and to encourage our employees to continue their employment with Marimba.

Many of our Outstanding Options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange Outstanding Options for New Options that will have an exercise price equal to the market value of our common stock on the replacement grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby help maximize stockholder value. Because of the large number of underwater options currently outstanding at Marimba, a total re-grant of new options would have severe negative impact on our dilution and outstanding shares. Additionally, Marimba has a limited pool of options that it is allowed to grant per calendar year without stockholder approval, and we must therefore conserve our current available options for new hires and ongoing grants. CONSIDERING THE EVER-PRESENT RISKS ASSOCIATED WITH A VOLATILE AND UNPREDICTABLE STOCK MARKET, AND OUR INDUSTRY IN PARTICULAR, THERE IS NO GUARANTEE THAT THE MARKET PRICE AT THE TIME OF THE NEW OPTION (AND THUS THE EXERCISE PRICE OF YOUR NEW OPTION) WILL BE LESS THAN OR EQUAL TO THE EXERCISE PRICE OF YOUR OUTSTANDING OPTION, OR THAT YOUR NEW OPTION WILL INCREASE IN VALUE OVER TIME.

Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the Securities and Exchange Commission (the "SEC"), we presently have no plans or proposals that relate to or would result in:

(a) an extraordinary corporate transaction, such as a material merger, reorganization or liquidation, involving us or any of our subsidiaries. Although we have no pending plans or proposals for material acquisitions or other business combinations, we expect to consider such matters from time to time in the future;

(b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

(e)      any other material change in our corporate structure or business;

(f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

(g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

(h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

(i) the acquisition by any person of any of our securities or the disposition of any of our securities; or

(j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should elect to exchange your Outstanding Option(s), nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to elect to exchange your options.

3.       PROCEDURES FOR ELECTING TO EXCHANGE OPTIONS.

Proper Exchange of Outstanding Options. To elect to exchange your Outstanding Option(s) pursuant to the offer, you must, in accordance with the terms of the accompanying letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents by fax at
(650) 930-5605, or by post to Julie Phan, Marimba, Inc., 440 Clyde Avenue, Mountain View, CA 94043 before the expiration date.

If you do not turn in your election form by the deadline, then you will not participate in the option exchange, and all Outstanding Options currently held by you will remain intact at their original price and terms.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE ELECTING OPTION HOLDER. YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any exchange of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected Outstanding Options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election with respect to any particular options or any particular option holder. No election to exchange Outstanding Options will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

Our Acceptance Constitutes an Agreement. Your election to exchange Outstanding Option(s) pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OUTSTANDING OPTION(S) ELECTED BY

YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

Subject to our rights to extend, terminate, and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly elected Outstanding Options that have not been validly withdrawn.

4.       WITHDRAWAL RIGHTS.

You may only withdraw the Outstanding Options you have elected to cancel ("your elected options") in accordance with the provisions of this section 4.

You may withdraw your elected options at any time before 5:00 p.m., Pacific Time, on July 23, 2001. If we extend the offer beyond that time, you may withdraw your elected options at any time until the extended expiration of the offer.

To validly withdraw elected options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw the election to exchange options. The notice of withdrawal must include your name, the grant date, exercise price, and total number of shares included in each elected option, and the total number of elected option shares to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who elected to exchange the Outstanding Options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such Outstanding Options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

You may not rescind any withdrawal, and any elected options you withdraw will thereafter be deemed not properly elected for exchange for purposes of the offer, unless you properly re-elect those Outstanding Options before the expiration date by following the procedures described in Section 3.

Neither Marimba nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.       ACCEPTANCE  OF  OUTSTANDING  OPTIONS FOR  EXCHANGE  AND ISSUANCE OF NEW
         OPTIONS.

Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel Outstanding Options properly elected for exchange and not validly withdrawn before the expiration date. If your Outstanding Option(s) are properly elected for exchange and accepted for exchange on July 23, 2001, you will be granted New Option(s) on the replacement grant date, which will be on or after January 24, 2002. If we extend the date by which we must accept and cancel Outstanding Options properly elected for exchange, you will be granted New Option(s) on the date of a meeting of the compensation committee of the board of directors held at least six months and one day after the extended date.

If we accept Outstanding Options you elect to exchange in the offer, you will be ineligible until after the replacement grant date for any additional stock option grants for which you may have otherwise been eligible before the replacement grant date. This prevents us from incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer.

Your New Option(s) will entitle you to purchase that number of New Option Shares that is equal to the number of Outstanding Option Shares you elect to exchange as adjusted by the applicable exchange ratio, and subject to further adjustments for any stock splits, stock dividends, and similar events. The number of New Option Shares will be determined according to the following exchange ratios based on the exercise price of the respective Outstanding Option:

Original Exercise Price       Outstanding Option Shares        New Option Shares
       Per Share                   to be Exchanged               to be Received
-----------------------       -------------------------        -----------------

      $7.50-$19.99                       1.0                          1.0
     $20.00-$34.99                       1.5                          1.0
     $35.00 or more                      2.0                          1.0

IF YOU ARE NOT AN EMPLOYEE OF MARIMBA OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU ELECT TO EXCHANGE OUTSTANDING OPTION(S) THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE NEW OPTION(S) IN EXCHANGE FOR YOUR ELECTED
OUTSTANDING OPTION(S) THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR ELECTED OUTSTANDING OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU ELECT TO EXCHANGE OUTSTANDING OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. Therefore, if you leave Marimba or one of its subsidiaries voluntarily, involuntarily, or for any other reason before your New Option(s) are re-granted, you will not have a right to any stock options that were previously canceled, and you will not have a right to the re-grant that would have been issued on the replacement grant date.

If we are a party to a change of control transaction before the New Options are granted, we would most likely require the surviving corporation to inherit our obligation to grant New Options. The New Options would still be granted on the replacement grant date, but they would be options to purchase the shares of the surviving corporation. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger.

For purposes of the offer, we will be deemed to have accepted for exchange Outstanding Options that are validly elected for exchange and not properly withdrawn if and when we give oral or written notice to the option holders of our acceptance for exchange of such options. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will mail your New Option notice(s) and agreement(s) within three weeks after the replacement grant date.

6.       CONDITIONS OF THE OFFER.

Notwithstanding any other provision of the offer, we will not be required to accept any options elected for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options elected for exchange, in each case, subject to certain limitations, if at any time on or after April 27, 2001 and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options elected for exchange:

(a) there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the Outstanding Options elected for exchange pursuant to the offer, the issuance of New Options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Marimba or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

(b) there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

         (i) make the acceptance for exchange of, or issuance of New Options for, some or all of the options elected for exchange illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

         (ii) delay or restrict our ability, or render us unable, to accept for exchange, or issue New Options for, some or all of the options elected for exchange;

         (iii) materially impair the contemplated benefits of the offer to us; or

         (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Marimba or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

(c)      there has occurred:

         (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

         (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

         (iii)    the  commencement  of  a  war,  armed   hostilities  or  other
                  international   or  national  crisis  directly  or  indirectly
                  involving the United States;

         (iv) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

         (v) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Marimba or our subsidiaries or on the trading in our common stock;

         (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Marimba or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

         (vii) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

         (viii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on April 26, 2001;

(d) there has occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

(e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

         (i) any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or
                  Schedule 13G with the SEC on or before April 26, 2001;

         (ii) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before April 26, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

         (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust
                  Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

(f) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Marimba or our subsidiaries that, in our reasonable judgment, is or may be material to Marimba or our subsidiaries.

The conditions to the offer are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

7.       PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

Our common stock is quoted on The Nasdaq National Market under the symbol "MRBA." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by The Nasdaq National Market ("Nasdaq").

Our common stock has been quoted on Nasdaq under the symbol MRBA since our initial public offering on April 29, 1999. Our fiscal year runs from January 1 through December 31. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq for each of our fiscal quarters since our initial public offering:



                                                             High         Low
Fiscal Year 1999
Second Quarter (beginning April 29, 1999)                  $ 74.38      $ 30.25
Third Quarter                                              $ 51.94      $ 21.44
Fourth Quarter                                             $ 48.13      $ 24.31

                                                             High         Low
Fiscal Year 2000
First Quarter                                              $ 68.88      $ 37.50
Second Quarter                                             $ 43.50      $ 11.50
Third Quarter                                              $ 27.00      $ 11.88
Fourth Quarter                                             $ 12.69      $  3.13

Fiscal Year 2001
First Quarter                                              $  8.31      $  3.03
Second Quarter                                             $  3.95      $  1.87
Third Quarter (through July 6, 2001)                       $  2.40      $  2.00

WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.



8.       SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

Consideration. We will issue New Options to purchase common stock under an eligible option plan in exchange for Outstanding Options properly elected and accepted for exchange by us. The number New Option Shares to be granted to each option holder will be determined by application of the following exchange ratios based on the exercise price of the respective Outstanding Option:

Original Exercise Price       Outstanding Option Shares       New Option Shares
       Per Share                   to be Exchanged              to be Received
-----------------------       -------------------------       -----------------

      $7.50-$19.99                       1.0                         1.0
     $20.00-$34.99                       1.5                         1.0
     $35.00 or more                      2.0                         1.0

Terms of New Options. The New Options will be issued under an eligible option plan. We will issue New Option agreement(s) to each option holder who has elected to exchange options in the offer. Except for the exercise price, black-out period and the number of shares of common stock subject to the New Options, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the options elected for exchange.

The terms and conditions of Outstanding Options are set forth in the respective eligible option plans and the stock option agreement you entered into in connection with the grant.

YOU MAY OBTAIN COPIES OF THIS PROSPECTUS AND THE ELIGIBLE OPTION PLANS AS INDICATED BELOW.

U.S. Federal Income Tax Consequences of Options. New Options granted under the eligible option plans are nonstatutory stock options that are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code. Under U.S. law, an optionee recognizes no taxable income upon the grant of a nonstatutory option. The optionee will, in general, recognize ordinary income in the year in which the option is exercised. The amount of ordinary income is equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. The optionee will be required to satisfy the tax withholding requirements applicable to such income.

We will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised nonstatutory option. The deduction will in general be allowed for the taxable year of Marimba in which the ordinary income is recognized by the optionee.

IMPORTANT NOTE. THE STATEMENTS IN THIS OFFER CONCERNING THE ELIGIBLE OPTION PLANS AND THE NEW OPTIONS ARE MERELY SUMMARIES AND DO NOT PURPORT TO BE COMPLETE. THE STATEMENTS ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, ALL PROVISIONS OF THE ELIGIBLE OPTION PLANS AND THE FORM OF STOCK OPTION AGREEMENT UNDER THE ELIGIBLE OPTION PLANS. PLEASE CONTACT JULIE PHAN AT JPHAN@MARIMBA.COM OR (650) 930-5485, TO RECEIVE A COPY OF THE ELIGIBLE OPTION PLANS OR FORM OF STOCK OPTION AGREEMENT. WE WILL PROMPTLY FURNISH YOU COPIES OF THESE DOCUMENTS AT OUR EXPENSE.

9.       INFORMATION CONCERNING MARIMBA.

Marimba, Inc. was incorporated in Delaware in February 1996. We develop, market and support systems management software built for e-business. Our solutions enable companies to expand their market reach, streamline business processes and strengthen relationships with customers, business partners and employees. Our Castanet and Timbale product families provide an efficient and reliable way for enterprises to distribute, update and manage applications and related data to desktops, servers and devices. We believe that, by using Castanet, companies are able to reduce software management costs, deliver greater functionality to users and provide a robust infrastructure for mission-critical applications. Timbale addresses the problems associated with the management of distributed servers. Our global customer base spans multiple industry segments including financial services, insurance, retail, manufacturing and telecommunications. Customers include various industry leaders, including Bear Stearns, Charles Schwab, The Home Depot, Intuit, ADP, Seagate Technology and Cisco Systems. We market our products worldwide through a combination of a direct sales force, resellers and distributors.

Set forth below is a selected summary of our financial information. The selected historical statement of operations data for the years ended December 31, 1999 and 2000 and the selected historical balance sheet data as of December 31, 2000 have been derived from the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000 that have been audited by Ernst & Young LLP, independent public accountants. The selected historical statement of operations data for the three months ended March 31, 2000 and March 31, 2001, and the selected historical balance sheet data as of March 31, 2001, which are included in Marimba's quarterly report on Form 10-Q for the quarter ended March 31, 2001, are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The information presented below should be read together with our consolidated financial statements and related notes. We have presented the following data in thousands, except per share amounts.

               CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA
                    (in thousands, except per share amounts)
                                                                Year Ended December 31,        Three Months Ended March 31,
                                                                -----------------------        ----------------------------
                                                                  2000           1999             2001             2000
                                                                  -----          -----            -----            ----
                                                                                                      (unaudited)
Revenues:
     License.........................................        $       31,329   $     23,637  $       6,983      $       8,061
     Service.........................................                12,718          7,776          4,021              2,506
                                                             --------------   ------------  -------------      -------------
         Total revenues..............................                44,047         31,413         11,004             10,567
Cost of revenues:
     License.........................................                   681            402            123                132
     Service.........................................                 4,256          3,036          1,865                891
                                                             --------------   ------------  -------------      -------------
         Total cost of revenues......................                 4,937          3,438          1,988              1,023
                                                             --------------   ------------  -------------      -------------
     Gross profit....................................                39,110         27,975          9,016              9,544
Operating Expenses:
     Research and development........................                11,114          8,497          3,255              2,542
     Sales and marketing.............................                27,758         19,625          8,869              6,915
     General and administrative......................                12,570          5,066          2,126              1,346
     Amortization of deferred compensation...........                 1,702          1,410            592                336
                                                             --------------   ------------  -------------      -------------
         Total operating expenses....................                53,144         34,598         14,842             11,139
                                                             --------------   ------------  -------------      -------------
     Loss from operations............................               (14,034)        (6,623)        (5,826)            (1,595)
Interest income, net.................................                 4,571          2,506          1,031              1,055
                                                             --------------   ------------  -------------      -------------
Loss before income taxes.............................                (9,493)        (4,117)        (4,795)              (540)
Provision for income taxes...........................                   179             97             21                119
                                                             --------------   ------------  -------------      -------------
Net loss ............................................        $       (9,672)   $    (4,214)  $     (4,816)      $       (659)
                                                             ==============   ============  =============      =============
Basic and diluted net loss per share.................        $        (0.42)   $     (0.22)  $       (.20)      $      (0.03)
                                                             ==============   ============  =============      =============
Weighted average shares of common stock outstanding
         used in computing basic and diluted net loss
         per share ..................................                23,200         19,029         23,575             22,994
                                                             ==============   ============  =============      =============

                                          CONDENSED CONSOLIDATED BALANCE SHEETS
                                                     (in thousands)
                                                                        As of December 31,                 As March 31,
                                                                        ------------------                 ------------
                                                                       2000           1999             2001             2000
                                                                       ----           ----             ----             ----
ASSETS
Current assets:
     Cash and cash equivalents.......................                $ 33,122      $ 22,263           $ 36,230       $ 22,286
     Short-term investments..........................                  31,407        42,760             24,709         44,696
     Accounts receivable, net*.......................                  12,500         7,399              7,972         10,554
     Prepaid expenses and other current assets.......                   1,599         1,085                944            724
                                                                     --------      --------           --------       --------
          Total current assets.......................                  78,628        73,507             69,855         78,260
Property and equipment, net..........................                   4,274         2,955              5,310          3,142
Long-term investments................................                   4,146        13,989              4,696          9,845
Other assets.........................................                     360            36                360            361
                                                                     --------      --------           --------       --------
                                                                     $ 87,408      $ 90,487           $ 80,221       $ 91,608
                                                                     ========      ========           ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued liabilities........                $  2,881      $  3,143           $  2,570       $  2,732
     Accrued compensation............................                   4,055         3,279              3,758          2,992
    Current portion of capital lease obligations and
         equipment advances .........................                      --            59                 --             26
     Deferred revenue................................                  13,516        11,319             10,475         13,058
                                                                     --------      --------           --------       --------
          Total current liabilities..................                  20,452        17,800             16,793         18,808
Long-term portion of capital lease obligations, advances
         and other long-term liabilities.............                     153            48                198             48

Stockholders' equity:
     Common stock....................................                       2             2                  2              2
     Additional paid-in capital......................                  97,222        93,436             97,777         93,645
     Deferred compensation...........................                  (1,882)       (1,680)            (1,290)        (1,087)
     Cumulative translation adjustment...............                     (42)          (22)               (43)           (28)
     Unrealized loss on investments..................                      33          (239)               130           (263)
Accumulated deficit..................................                 (28,530)      (18,858)           (33,346)       (19,517)
                                                                     --------      --------           --------       --------
     Stockholders' equity............................                  66,803        72,639             63,230         72,752
                                                                     --------      --------           --------       --------
                                                                     $ 87,408      $ 90,487           $ 80,221       $ 91,608
                                                                     ========      ========           ========       ========

-------------------------
* Accounts receivable for the periods ended December 31, 2000 and 1999 are net of allowances of $2,315 and $107, respectively.

                                       20

The information set forth on pages 22 through 39 of Marimba's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and pages 2 through 5 of Marimba's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2000, is incorporated herein by reference and may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in the
Section 16.

Revenues for Marimba's first quarter ended March 31, 2001 were $11.0 million. Net loss for the first quarter was $4.8 million, or a diluted net loss per share of 20 cents. Excluding $592,000 of amortization expense for deferred stock compensation, diluted net loss for the first quarter would have been $4.2 million, or a diluted net loss per share of 18 cents.

Eric J. Keller was nominated by the Board of Directors on April 19, 2001 to serve as a director of the Company commencing on the date of the Annual Meeting of Stockholders, tentatively scheduled for September 6, 2001. Mr. Keller has served since February 2000 as Chief Financial Officer of Corio Inc., an enterprise application service provider. Prior to joining Corio, from January 1996 to June 1999, Mr. Keller served as Chief Financial Officer at Aspect Communications Corporation, a provider of customer relationship portals, and from June 1999 to February 2000, as an executive advisor of Aspect Communications. From June 1993 to January 1996, Mr. Keller served as Chief Financial Officer of Ventritex, Inc., a manufacturer of medical devices. Mr. Keller holds a B.S. degree in industrial relations from Cornell University and an M.B.A. degree from the University of California at Berkeley.

Effective July 9, 2001, Richard Wyckoff was appointed as the president, chief executive officer and a director of the Company, succeeding John Olsen who resigned such positions with the Company effective as of July 8, 2001.

Additional information about Marimba is available from the documents described in Section 16.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

The directors and executive officers of Marimba, Inc. and their positions and offices as of July 9, 2001 are set forth in the following table:

NAME                         POSITIONS AND OFFICES HELD
----                         --------------------------

Richard C. Wyckoff           President and Chief Executive Officer
Kim K. Polese                Chairman and Chief Strategy Officer
Aneel Bhursi                 Director
Raymond J. Lane              Director
Douglas J. Mackenzie         Director
Stratton D. Sclavos          Director
Kenneth W. Owyang            Vice President, Finance and Chief Financial Officer
Scott P. Bajtos              Vice President, Customer Care
Lee Bieber                   Vice President, Engineering
Christopher J. Hessler       Vice President, Channel Sales
Steve J. McDermott           Vice President, Business Development
Craig R. Parks               Vice President, Strategic Initiatives
Jonathan T. Schoonmaker      Vice President, Human Resources
Matt A. Thompson             Vice President, Worldwide Sales
Arthur A. van Hoff           Chief Scientist
Simon Wynn                   Chief Technology Officer

The address of each director and executive officer is: c/o Marimba, Inc., 440 Clyde Avenue, Mountain View, California 94043. The business telephone number of each director and executive officer is (650) 930-5282.

Please see our definitive proxy statement for our 2001 annual meeting of stockholders, filed with the SEC on April 27, 2001 for information regarding the amount of our securities beneficially owned by our executive officers and directors as of February 28, 2001.

The following table lists the stock and stock option transactions involving our executive officers and directors within the past 60 days:
Transactions

                              Transaction      Options       Options       Option                        Exercise
           Name                  Date          Granted      Exercised      Price         Value             Type
Christopher J. Hessler          6/14/01        185,000                     $2.52      $292,300.00

Simon Wynn                      6/14/01        50,000                      $2.52      $79,000.00

                                      Transaction                    Common                   Price per
           Name                           Date                      Stock Sold                  Share
Arthur A. Van Hoff                       5/3/01                       5,000                    $3.0000
                                         5/4/01                      10,000                    $2.9589
                                         5/8/01                       5,000                    $3.0000
                                         5/9/01                       5,000                    $2.9700
                                        5/16/01                      30,000                    $2.4925

Except as otherwise described above, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by Marimba, or to our knowledge, by any executive officer, director, affiliate or subsidiary of Marimba. Our directors and executive officers are ineligible to participate in this offer to exchange.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

Outstanding Options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of New Options under the eligible option plans and for issuance upon the exercise of such New Options. To the extent such shares are not fully reserved for issuance upon exercise of the New Options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of The Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

We believe that Marimba will not incur any compensation expense solely as a result of the transactions contemplated by the offer, because we will not grant any New Options until a business day that is at least six months and one day after the date that we accept and cancel options elected for exchange; and the exercise price of all New Options will equal the closing price our common stock on The Nasdaq National Market as reported in the Wall Street Journal on the date we grant the New Options.

If we were to grant any options to any option holder before the scheduled replacement grant date, our grant of those options to the electing option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder's option shares elected for exchange. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a variable accounting charge to our earnings over the period when the newly granted options are outstanding. We would have to adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the new options.

12.      LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of Outstanding Options and issuance of New Options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept Outstanding Options elected for exchange and to issue New Options is subject to conditions, including the conditions described in Section 6.

13.      MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

The option holders who exchange Outstanding Options for New Options will not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

At the date of grant of the New Options, the option holders will not be required to recognize additional income for federal income tax purposes. The grant of options is not recognized as taxable income.

Special tax considerations may apply to employees located in the United Kingdom and India. In particular, for employees in the United Kingdom, which has adopted new laws governing the exercise of stock options awarded after April 5, 1999, the grant of the New Option(s) will be subject to the execution of a joint election between you and Marimba or any subsidiary of Marimba to provide for the shifting of any Secondary Class 1 National Insurance Contribution liability in connection with the exercise, assignment, release or cancellation of the option from Marimba and/or any subsidiary to you. This tax is currently set at 11.9% of the difference between the exercise price and the fair market value of the stock at the time of exercise. By accepting the New Option, to the extent allowable by applicable law, you will be consenting to and agreeing to satisfy any liability that Marimba and/or any subsidiary realizes with respect to Secondary Class 1 National Insurance Contribution payments required to be paid by Marimba and/or any subsidiary in connection with the exercise, assignment, release or cancellation of the option. In addition, if you accept the New Option(s), you will be authorizing Marimba or the subsidiary to withhold any such Secondary Class 1 National Insurance Contributions from the payroll at any time or from the sale of a sufficient number of Shares upon exercise, assignment, release or cancellation of the option. In the alternative, you agree to make payment on demand for such contributions to Marimba or any subsidiary that will remit such contributions to the Inland Revenue. If additional consents and/or any elections are required to accomplish the foregoing shifting of liability, you agree to provide them promptly upon request. If you do not enter into the joint election described above at the same time that you accept the New Option(s), or if the joint election is revoked at any time by the Inland Revenue, Marimba will have the right to cancel the New Option(s) without further liability.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

14.      EXTENSION OF OFFER; TERMINATION; AMENDMENT.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral, written, or electronic notice of such extension to the option holders.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral, written, or electronic notice of such termination or postponement to the option holders. Notwithstanding the foregoing, we will pay the consideration offered or return the options elected for exchange promptly after termination or withdrawal of the offer to exchange.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

Amendments to the offer may be made at any time and from time to time. In the case of an extension, the amendment must be issued no later than 6:00 a.m., Pacific Time, on the next business day after the last previously scheduled or announced expiration date. Any amendment of the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to disseminate any amendment of this offer, except as required by law, we have no obligation to publish, advertise, or otherwise communicate any such dissemination.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the offer following a material change in the term of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will notify you of such action and extend the offer for a period of ten business days after the date of such notice:

(a)      (i)      we increase or decrease  the amount of  consideration  offered for the Outstanding Options;

         (ii) we decrease the number of options eligible to be elected for exchange in the offer; or

         (iii) we increase the number of options eligible to be elected for exchange in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

(b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first given.

15.      FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange options pursuant to this offer to exchange.

16.      ADDITIONAL INFORMATION.

We recommend that, in addition to this offer to exchange and letter of transmittal, you review the following materials, which we have filed with the SEC, before making a decision on whether to elect to exchange your options:

(a) our quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001;

(b) our annual report on Form 10-K for our fiscal year ended December 31, 2000, filed with the SEC on March 28, 2001;

(c)      our  definitive   proxy  statement  for  our  2001  annual  meeting  of
         stockholders, filed with the SEC on April 27, 2001;

(d) our Form S-8 (registering shares to be issued under the 1996 Plan and the 1999 Plan) filed with the SEC on May 3, 1999;

(e) our Form S-8 (registering additional shares to be issued under the 1999 Plan, and registering shares to be issued under the 2000 Plan) filed with the SEC on January 15, 2000; and

(f) the description of our common stock included in our registration statement on Form 8-A, which was filed with the SEC on April 1, 1999, including any amendments or reports we file for the purpose of updating that description.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

450 Fifth Street, N.W       7 World Trade Center         500 West Madison Street
Room 1024                   Suite 1300                   Suite 1400
Washington, D.C. 20549      New York, New York 10048     Chicago, Illinois 60661

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-732-0330.

Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

Our common stock is quoted on The Nasdaq National Market under the symbol "MRBA," and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations
1735 K Street, N.W.
Washington, D.C. 20006

We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Marimba, Inc.
Attention: Investor Relations
440 Clyde Avenue
Mountain View, CA 94043

or by telephoning us at (650) 930-5485 between the hours of 9:00 a.m. and 5:00 p.m., Pacific Time, Monday through Friday.

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

The information contained in this offer to exchange about Marimba should be read together with the information contained in the documents to which we have referred you.

17.      MISCELLANEOUS.

This offer to exchange and our SEC reports referred to above contain forward-looking statements that involve risks and uncertainties. The statements contained in this offer to exchange that are not purely historical are forward-looking statements. When used in this offer to exchange, words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential", "intend", "continue" and similar expressions, are intended to identify forward-looking statements. These forward-looking statements might include, without limitation, projections of our future financial performance, our anticipated growth and anticipated trends in our businesses; the features, benefits and advantages of our products; the development of new products, enhancements or technologies; business and sales strategies; developments in our target markets; matters relating to distribution channels, proprietary rights, facilities needs, competition and litigation; future gross margins and operating expense levels; and capital needs. These statements reflect the current views of Marimba or its management with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements in fiscal 2001 and beyond could differ materially from those expressed in, or implied by, these forward-looking statements. The documents filed by us with the SEC, including our annual report on Form 10-K filed on March 28, 2001, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include our limited operating history, history of losses, significant expected increases in operating expenses, fluctuations in operating results and lack of significant backlog, and risks related to managing our growth and expansion. Other important risks include delays or difficulties in development, deployment, and implementation of our products, failure to achieve market acceptance of our products, dependence on a limited number of products and customers for substantial portions of our revenues, pricing and market-share competition, international uncertainties, intellectual property issues, our long sales cycle, difficulties in attracting and retaining key personnel, reliance on third-party distribution relationships and third party software and applications, and other factors beyond our control. You should not regard the inclusion of forward-looking information as a representation by us or any other person that the future events, plans or expectations contemplated by us will be achieved. Marimba undertakes no obligation to release publicly any updates or revisions to any forward-looking statements that may reflect events or circumstances occurring after the date of this offer to exchange.

We are not aware of any jurisdiction where the making of the offer violates applicable law. If we become aware of any jurisdiction where the making of the offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE OR REFRAIN FROM EXCHANGING YOUR OUTSTANDING OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH
THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE ACCOMPANYING LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Marimba, Inc.                                                       July 9, 2001

ATTACHMENT:  Amended LETTER OF TRANSMITTAL



                                  MARIMBA, INC.

                          Amended Letter of Transmittal

Name:

Date:


Participation Instructions:

1. Print this form, complete it, sign it, and fax it to (650) 930-5605 or deliver it to Julie Phan, Marimba, Inc., 440 Clyde Avenue, Mountain View, CA 94043 as soon as possible, but in any event, before 5:00 p.m. Pacific Time on July 23, 2001.

2.  Ensure  that  you  receive   confirmation  of  receipt  from  Marimba  Stock
Administration within 3 business days.
--------------------------------------------------------------------------------





Name of Optionee:                   _______________________

Country Where Employed:             _______________________

Social Security Number:             _____-____-______ (U.S. employees only)



I have received and read the "Offer to Exchange All Outstanding Options to Purchase Common Stock Under Eligible Option Plans Having An Exercise Price of At Least $7.50 Per Share" including the questions and answers in the "Summary Term Sheet" section. I understand that I may cancel any eligible options ("Outstanding Options" and "Outstanding Option Shares" when referring to the shares of common stock underlying an Outstanding Option grant), but that if I cancel any options, I must cancel all Outstanding Options that were granted to me on or after January 23, 2001 under the Marimba, Inc. eligible option plans. In return, Marimba will grant me replacement option(s) ("Replacement Options" or "New Options") on the date of the first meeting of the compensation committee of the Marimba board of directors held at least six months and one day following the date we cancel the Outstanding Options accepted for exchange, which will be on or after January 24, 2002 (the "replacement grant date"), provided that I am still employed by Marimba on that date. The number of shares of common stock subject to the New Option(s) ("New Option Shares") will be determined according to the following exchange ratios based on the exercise price of the respective Outstanding Option:

Original Exercise Price       Outstanding Option Shares        New Option Shares
       Per Share                   to be Exchanged               to be Received
-----------------------       -------------------------        -----------------

      $7.50-$19.99                       1.0                          1.0
     $20.00-$34.99                       1.5                          1.0
     $35.00 or more                      2.0                          1.0


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

The exercise price of the New Options will be equal to the closing price of Marimba stock on the replacement grant date. The New Options will be blacked out for three weeks following the replacement grant date.

I understand that the New Options will be nonstatutory stock options (NSOs). Except for the exercise price, black-out provision and number of shares of common stock subject to the New Options, all of the terms of the New Options will be substantially the same as the terms of the Outstanding Options being canceled. The vesting commencement date and vesting schedule of the New Options will be the same as the Outstanding Options.

I also understand that I will not be eligible to receive any other options until the replacement grant date.

I recognize that, under certain circumstances set forth in the Offer to Exchange, Marimba may terminate or amend the offer and postpone its acceptance and cancellation of any options elected for exchange. In any such event, I understand that the options delivered herewith but not accepted for exchange will be returned to me. I also acknowledge that this election will be irrevocable on the date Marimba accepts my options for exchange.

I further understand that, if I leave Marimba or one of its subsidiaries voluntarily, involuntarily, or for any other reason, before this offer to exchange expires at 5:00 p.m. Pacific Time on July 23, 2001 (or such date
Marimba, in its sole discretion may extend this offer), this offer shall be automatically revoked. I also recognize that if I leave Marimba or one of its subsidiaries voluntarily, involuntarily, or for any other reason, between the date my Outstanding Options are canceled and before the replacement grant date, I will not have a right to any stock options that were previously canceled, and I will not have a right to the New Option that would have been issued on the replacement grant date.

I have reviewed the summary of my options that Marimba made available to me. I hereby give up my entire ownership interest in the Outstanding Options listed below, and I understand that they will become null and void on the date Marimba accepts my options for exchange. I acknowledge that this election is entirely voluntary. I hereby make the following election(s) with regard to my eligible Outstanding Option grants:

A.    Options Granted On or After January 23, 2001

[ ]   I hereby elect to cancel all Outstanding Options granted to me on or after
January 23, 2001. (Partial elections are not permitted.)

B. Options Granted On or After January 23, 2001, PLUS Certain Options Granted to me Before January 23, 2001

[ ] I hereby elect to cancel all Outstanding Options granted on or after January 23, 2001, and in addition I hereby elect to cancel the following Outstanding Options granted before January 23, 2001



(Please list only those options that you want to cancel):

         1.     Outstanding Option(s) Granted on _______________ ____, ________.

         2.     Outstanding Option(s) Granted on _______________ ____, ________.

         3.     Outstanding Option(s) Granted on _______________ ____, ________.

         4.     Outstanding Option(s) Granted on _______________ ____, ________.




Optionee's Signature:  _______________________


Date:  ____________, 2001


                                       30